IEI Energy Inc.

IMPERIAL METALS CORPORATION

02060895

02 DEC 18 AM 9:45

December 4, 2002

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-1032

For your information, we enclose a copy of Imperial's recent news releases dated November 27 & 28th.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

dlw 1/9

580 Hornby Street, Suite 200, Vancouver, B.C. V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www..imperialmetals.com

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Reports Results for Third Quarter 2002

Vancouver (November 28, 2002) - Imperial Metals Corporation **(III:TSX)** reports comparative financial results for the three months and nine months ended September 30, 2002 and September 30, 2001 are summarized below:

	Three Months Ended September 30		**Nine Months Ended September 30**	
(unaudited)	**2002**	**2001**	**2002**	**2001**
(except per share amounts)	*(000's)*	*(000's)*	*(000's)*	*(000's)*
Revenues	$11,806	$34,870	$38,234	$89,720
Operating Loss	$4,741	$3,113	$7,626	$10,537
Net Loss	$10,121	$6,019	$12,496	$13,488
Net Loss Per Share	$0.64	$0.75	$0.79	$1.67
Cash Flow	$586	$1,641	$147	$7,017
Cash Flow Per Share	$0.04	$0.20	$0.01	$0.87

The reduction in operating revenue is attributable to the suspension of the Mount Polley mine in September 2001.

Exploration - Sterling (Nevada)

A geophysical survey will be carried out on the Sterling property in the fourth quarter in preparation of further drilling to expand the highly prospective 144 Zone. The most recent assays reported for the 144 Zone included 0.54 oz/t Au over 37 feet in hole 02-18 and 0.51 oz/t Au over 48 feet in hole 02-21.

The geophysical survey technique will be Natural Source Audio-Frequency Magneto Tellurics (NSAMT), which has been successful in detecting low and high-angle discontinuities as well as alteration mineralogy associated with brecciation and gold mineralization in Sterling type environments.

The 100% owned Sterling property is located near Beatty, Nevada, 185 kilometres (115 miles) northwest of Las Vegas.

Exploration - Nak Property (British Columbia)

Imperial has staked claims in the Atlin Mining District of northwestern British Columbia adjacent to the Joss'alun showing, which was discovered by BC Ministry of Energy and Mines (BCMEM) geologists while conducting regional mapping as part of the joint federal and provincial Atlin Targeted Geoscience Initiative.

The newly acquired claims, known as the Nak Property, are located 75 kilometres southeast of Atlin, approximately 110 kilometre south of the Yukon border.

The Joss'alun showing is described as a series of stacked lenses of semi-massive chalcopyrite and lesser pyrite, which are hosted by a dominantly mafic volcaniclastic unit interpreted to have formed in a submarine setting.

Assay values for samples collected by BCMEM geologists on the Joss'alun showing were:

Sample Number	*Sample Type*	*Copper Assay (Cu%)*
MMI02-33-15	Grab	7.34
MMI02-34-6	Grab	10.15
MMI02-34-9	Grab	7.66
MMI02-34-10-1	90 cm chip	3.35
MMI02-34-10-2	35 cm chip	7.33

Operations - Huckleberry Mine

Imperial is operator and 50% owner of the Huckleberry open pit copper/molybdenum mine located 123 kilometres southwest of Houston, B.C. Production results for the three and nine months ended September 30, 2002 are summarized as follows:

	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2002
Ore milled (tonnes)	1,884,507	5,397,507
Ore milled per calendar day (tonnes)	20,484	19,771
Ore milled per operating day (tonnes)	21,630	21,209
Grade (%) – Copper	0.548	0.531
Grade (%) – Molybdenum	0.013	0.015
Recovery (%) – Copper	86.91	88.66
Recovery (%) – Molybdenum	38.68	51.60
Copper produced (lbs)	19,779,061	55,977,127
Molybdenum produced (lbs)	214,120	900,905

Huckleberry remains in discussion with its lenders to restructure the fixed payments due under its loans to payments to be made as and when cash is available during the remaining mine life.

Operations - Mount Polley Mine

The 100% owned Mount Polley open pit copper-gold mine is located in central British Columbia, 56 kilometres northeast of Williams Lake. The property consists of a mineral lease covering 483 hectares, and 20 mineral claims and one fractional claim comprising a total of 315 units encompassing approximately 8,358 hectares. Mining and milling operations at the Mount Polley Mine were suspended in September 2001 because of continuing low metal prices. The plant is being maintained on standby pending an improvement in metal prices.

The Springer Pit will be the major source of feed for the restart of operations at Mount Polley. A significant portion of the copper contained in this pit is in the form of copper oxide minerals, which are poorly recovered by our existing flotation plant. With financial assistance from the Federal Government's Industrial Research Assistance Program we have been studying innovative ways to increase the recovery of copper from the oxide minerals contained in the Springer Pit. The laboratory results indicate that we may have a viable method of increasing copper oxide recovery from near surface highly oxidized material from about 11% using our current flotation method to in excess of 80%. If we are able to prove this new method, we could increase the amount of copper we could produce from our currently designed Springer Pit alone, from about 120 million pounds to 180 million pounds, a 50% increase. Further and larger scale testing of this new copper oxide recovery method is being planned.

Rights Offering

The Company is planning to raise money by way of a rights offering. Rights to purchase a total of 3,942,353 Common Shares will be issued to shareholders resident in the Provinces of British Columbia, Alberta and Ontario. The rights will be priced in the context of the market. Shareholders who do not have an address of record in one of the qualifying jurisdictions will be able to sell their rights. Imperial regrets that not all of its shareholders will be able to participate in the rights offering but as most of Imperial's shareholders reside in the qualifying jurisdictions, it was deemed too costly to qualify the rights offering for participation by shareholders residing in other jurisdictions.

Outlook

Imperial will continue to focus on activities that generate shareholder value such as exploration at Sterling and metallurgical work at Mount Polley. The planned rights offering is expected to raise sufficient funds to achieve these immediate objectives. Imperial will also be more active in turning assets to account and will continue efforts to realign its property portfolio.

For further information contact:
Pierre Lebel, President or
Sabine Goetz, Investor Relations

580 Hornby Street, Suite 200, Vancouver, BC V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Acquires Nak Property Near Joss'alun

Vancouver (November 27, 2002) - Imperial Metals Corporation (TSX:III) is pleased to announce the acquisition, by way of staking, of a property adjacent to the Joss'alun showing in the Atlin Mining District of northwestern British Columbia. The *Nak Property* covers the on strike extension of favorable stratigraphy that hosts high-grade copper mineralization, discovered by BC Ministry of Energy and Mines (BCMEM) geologists while conducting regional mapping, as part of the joint federal and provincial Atlin Targeted Geoscience Initiative. The newly acquired ground is located 75 kilometres southeast of Atlin, approximately 110 km south of the Yukon border.

Mitch Mihalynuk of the BCMEM describes Joss'alun as "*...a series of stacked lenses of semi-massive chalcopyrite and lesser pyrite, which are hosted by a dominantly mafic volcaniclastic unit interpreted to have formed in a submarine setting.*"

"Deposit type and genesis are undetermined at this time."

"...mineralization disappears beneath the valley cover. However, blebs of chalcopyrite occur within mafic breccia at approximately the same stratigraphic level across the valley, about 1 km to the east-southeast."

The table below shows assay values for samples collected by BCMEM geologists following the discovery.

Sample Number	*Sample Type*	*Copper Assay (Cu%)*
MMI02-33-15	Grab	7.34
MMI02-34-6	Grab	10.15
MMI02-34-9	Grab	7.66
MMI02-34-10-1	90 cm chip	3.35
MMI02-34-10-2	35 cm chip	7.33

Imperial is currently planning an exploration program for the upcoming field season to assess the potential for discovery of a viable massive sulphide deposit.

A map is available on our website.

-30-

For further information contact:
Brian Kynoch, Senior Vice President or
Sabine Goetz, Investor Relations

NAK PROPERTY & Surrounding Claims


Joss'alun
Showing
Volcanic-Hosted
Copper
On-Strike Trend
No Outcrop
IMPERIAL'S NAK PROPERTY
16 Units
0
500
Metres

NEWS RELEASE

Silver Standard to Purchase Silvertip Project in British Columbia

Vancouver (November 27, 2002) - Imperial Metals Corporation (TSX:III) has entered into an agreement for the sale of its Silvertip property to Silver Standard Resources Inc. (TSX Venture:SSO). The purchase price is Cdn$1.2 million in cash plus 100,000 common shares of Silver Standard. Imperial retains a Right of First Offer in the event that Silver Standard decides to sell the Silvertip Property in the future.

Silvertip is located in northern British Columbia approximately 85 km (50 miles) southwest of Watson Lake, Yukon Territory.

The transaction remains subject to regulatory approval.

-30-

For further information contact:

Brian Kynoch, Senior Vice President
Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, BC V6C 3B6
Tel: 604.669.8959
Email: info@imperialmetals.com

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
999 West Hastings Street, Suite 1180
Vancouver, BC V6C 2W2
Tel: 604.484.8212
Toll Free: 888.338.0046
Email: invest@silverstandard.com